BD 3/12 *



SECURI[...]ISSION

07000985

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SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
213
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTOM FARM ROAD
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SANTORY (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/14

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Securities Inc., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Susan L. Maloney
Notary Public

MY COMMISSION EXPIRES NOV. 30, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10, 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and by Section 1.17 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 16, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

ACCESS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 16, 2007

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 137,336
Securities owned, at market value	35,255,943
Receivable from brokers and clearing organizations	6,442,242
Furniture and equipment (net of accumulated depreciation of $736,124)	70,404
Security deposit and other assets	64,699
Other assets	10,000
TOTAL ASSETS	$ 41,980,624

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses payable	$ 3,686,713
Securities sold not yet purchased, at market value	23,691,520
Payable to brokers and clearing organizations	6,387,439
Total Liabilities	33,765,672
Shareholders' Equity:	
Common Stock – No Par Value, 1,000 shares authorized, 830 shares issued and outstanding	7,703,022
Retained earnings	511,930
Total Shareholders' Equity	8,214,952
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 41,980,624

The accompanying notes are an integral part of this financial statement.

ACCESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Security Dealers, Inc. ("NASD"), and is registered with the National Futures Association ("NFA").

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the shareholders on their individual tax returns.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, as defined, may not exceed fifteen to one. At December 31, 2006, the Company had net capital of $3,843,780, which was $3,368,280 in excess of its required net capital of $475,500.

As a member of the NFA, the Company is subject to the net capital rule per regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2006, the Company had net capital of $3,843,780, which was $3,368,280 in excess of its required net capital of $475,500.

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut and Georgia for which it pays rent on a month-to-month basis. Total rent expense for the year ended December 31, 2006 was $170,037.

END